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                                                       Registration No. 0-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 10-SB
                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

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                           FIRST SHARES BANCORP, INC.
                 (Name of Small Business Issuer in its charter)


           INDIANA                                      35-1948962
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


       996 SOUTH STATE ROAD 135
          GREENWOOD, INDIANA                               46143
(Address of principal executive offices)                 (Zip Code)


Issuer's telephone number:  (317) 882-4790

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SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     Common Stock, $.01 par value per share
                                (Title of class)


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         PART I
ITEM 1.      DESCRIPTION OF BUSINESS

     The information required by this item is contained under the sections entitled "Prospectus Summary" on pages 3-5 and "Business" on pages 27-32 of the Prospectus (the "Prospectus") included in the Registration Statement (the "Registration Statement") of First Shares Bancorp, Inc. on Form SB-2, file no. 333-31520, and such sections are incorporated herein by reference.

ITEM 2.      MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The information required by this item is contained under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 14-26 of the Prospectus, and such sections are incorporated herein by reference.

ITEM 3.      DESCRIPTION OF PROPERTY

     The information required by this item is contained under the section entitled "Business--Properties" on page 31 of the Prospectus, and such section is incorporated herein by reference.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by this item is contained under the section entitled "Principal Shareholders" on pages 37-38 of the Prospectus, and such section is incorporated herein by reference.

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The information required by this item is contained under the section entitled "Management--Directors and Executive Officers" on pages 33-34 of the Prospectus, and such section is incorporated herein by reference.

ITEM 6.      EXECUTIVE COMPENSATION

     The information required by this item is contained under the sections entitled "Management--Executive Compensation" on pages 34-35 of the Prospectus and "Management--Benefit Plans and Arrangements" on pages 35-36 of the Prospectus, and such sections are incorporated herein by reference.

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There are no relationships or transactions required to be disclosed by Item 404 of Regulation S-B.

ITEM 8.      DESCRIPTION OF SECURITIES

     The information required by this item is contained under the section entitled "Description of Capital Stock" on pages 49-52 of the Prospectus, and such section is incorporated herein by reference.

         PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The information required by this item is contained under the sections entitled "Dividend Policy" on page 11 of the Prospectus, "Description of Capital Stock" on pages 49-52 of the Prospectus and "Shares Eligible for Future Sale" on pages 52-53 of the Prospectus, and such sections are incorporated herein by reference.


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ITEM 2.  LEGAL PROCEEDINGS

     The information required by this item is contained under the section entitled "Business--Litigation" on page 32 of the Prospectus, and such section is incorporated herein by reference.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There are no matters required to be reported by Item 304 of Regulation S-B.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The information required by this item is contained under the section entitled "Item 4. Recent Sales of Unregistered Securities" on page II-3 of the Registration Statement, and such section is incorporated herein by reference.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The information required by this item is contained under the section entitled "Item 1. Indemnification of Officers and Directors" on page II-1 of the Registration Statement, and such section is incorporated herein by reference.

     PART F/S

     The information required by this part is contained on pages F-2 through F-19 of the Prospectus, and such information is incorporated herein by reference.

     PART III
ITEM 1 & ITEM 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

     2.1 Articles of Incorporation of First Shares Bancorp, Inc. and amendments, incorporated by reference from Exhibit 3.1 to the Registration Statement.

     2.2 Bylaws of First Shares Bancorp, Inc., incorporated by reference from Exhibit 3.2 to the Registration Statement.

     3 Specimen Common Stock Certificate, incorporated by reference from Exhibit 4 to the Registration Statement.

     6.1          1996 Stock Option Plan, incorporated by reference from Exhibit
                  10.1 to the Registration Statement.

     6.2 1999 Amended and Restated Stock Option Plan, incorporated by reference from Exhibit 10.2 to the Registration Statement.

     6.3 Employment Agreement of Jerry R. Engle, incorporated by reference from Exhibit 10.3 to the Registration Statement.

     6.4 Form of Director Deferred Compensation Agreements, incorporated by reference from Exhibit 10.4 to the Registration Statement.

     6.5 Deferred Compensation Agreement dated October 26, 1999 between First Bank and H. Dean Hawkins and Termination of First Bank Deferred Compensation Agreement for H. Dean Hawkins dated January 31, 2000, incorporated by reference from Exhibit 10.5 to the Registration Statement.


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     6.6          Purchase and Assumption Agreement between Huntington
                  Bancshares Incorporated, The Huntington National Bank and First Bank, incorporated by reference from Exhibit 10.6 to the Registration Statement.

     6.7 Lease Agreement dated March 29, 1999 between Greenwood ICC Realty, LLC and First State Bank, incorporated by reference from Exhibit 10.7 to the Registration Statement.

     6.8          Lease dated April 12, 1999 between M. Kenton and Linda S.
                  Franklin and First State Bank, incorporated by reference from
                  Exhibit 10.8 to the Registration Statement.

     6.9 Lease dated December 8, 1999 between G & P Real Estate, LLC and First Bank, incorporated by reference from Exhibit 10.9 to the Registration Statement.











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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwood, Indiana, on March 7, 2000.

                                           FIRST SHARES BANCORP, INC.


                                           By: /s/  Jerry R. Engle
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                                                    Jerry R. Engle
                                                    President






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